Mark Crone Managing Partner mcrone@cronelawgroup.com

VIA EDGAR

May 3, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Attn: Division of Corporation Finance Office of Life Sciences

Re:	TenX Keane Acquisition Amendment No. 1 to Registration Statement on Form S-4 Filed January 30, 2024 File No. 333-275506

Ladies and Gentlemen:

On behalf of our client, TenX Keane Acquisition, a Cayman Islands exempted company (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 13, 2024 (the “Comment Letter”), relating to the above referenced amended Registration Statement on Form S-4, filed January 30, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers

Q: What equity stake will current TenX Shareholders and SpinCo stockholders hold..., page 16

1.	Your response to prior comment 2 indicates that there is revised disclosure in response to the comment but we do not see such disclosure in your filing. Therefore, we reissue the comment. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities retained by redeeming shareholders at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure in the summary disclosure and on pages 16, 17, 37, 50-54, 56-58, 94, and 111-112 of Amendment No. 2.

United States Securities and Exchange Commission

May 3, 2024

Summary of the Proxy Statement/Prospectus

Transaction Steps, page 32

2.	In the organizational chart showing the parties to the transaction after the anticipated Domestication and Business Combination, please indicate the ownership of New Citius Oncology by Citius Pharmaceuticals, Inc. after the Business Combination.

Response: The Company acknowledges the Staff’s comment and notes that the Business Combination between TenX Keane Acquisition (“TenX”) and Citius Oncology, Inc. (“SpinCo”) will be accomplished by way of the following transaction steps:

●	TenX’s jurisdiction of incorporation will be changed by its deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”);

●	In connection with the consummation of the Domestication, TenX will change its name to “Citius Oncology, Inc.” (“New Citius Oncology”);

●	Following the above steps, TenX Merger Sub, Inc. (“Merger Sub”) will merge with and into SpinCo (the “Merger”), with SpinCo continuing as the surviving company in the Merger and a wholly-owned subsidiary of New Citius Oncology (formerly known as TenX Keane Acquisition); and

●	In connection with the consummation of the Merger, SpinCo, the surviving company in the Merger, will be renamed with a name that has not yet been determined.

As a result of the foregoing steps, following the anticipated Domestication and Business Combination, (a) the renamed SpinCo (formerly known as Citius Oncology, Inc.) will be a wholly-owned subsidiary of New Citius Oncology (formerly known as TenX Keane Acquisition), and (b) Citius Pharmaceuticals, Inc. (currently SpinCo’s sole shareholder) will continue to control a majority of the voting power of New Citius Oncology, owning approximately 86.8% (assuming the Minimum Redemption Scenario) or 92.0% (assuming the Maximum Redemption Scenario) of the outstanding shares of New Citius Oncology Common Stock). The Company has updated the organizational chart showing the parties to the transaction after the anticipated Domestication and Business Combination on page 33 of Amendment No. 2 to indicate the ownership of New Citius Oncology by Citius Pharmaceuticals, Inc. after the Business Combination.

Related Agreements

Amended & Restated Shared Services Agreement, page 36

3.	We note your response to prior comment 6. Please also disclose the total quarterly fee within the registration statement.

Response: The Company acknowledges the Staff’s comment and has disclosed the total quarterly fee of approximately $940,000 on pages 36, 131, and 224 of Amendment No. 2

United States Securities and Exchange Commission

May 3, 2024

Risk Factors and Risk Factor Summary, page 59

4.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 92 of Amendment No. 2.

Summary of the Ancillary Agreements

Sponsor Support Agreement, page 131

5.	We note your response to our prior comment 13 that the Sponsor received no consideration in connection with its agreement to waive its redemption rights. Please also include this disclosure within the registration statement.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 131 of Amendment No. 2.

Background of the Business Combination, page 132

6.	You state that the business combination partners were refined to exclude potential partners who did not meet all or most of the key criteria or who TenX’s management believed were not likely to consider the business combination. Please describe how TenX’s management determined that a company was not likely to consider a business combination with TenX.

Response: The Company acknowledges the Staff’s comment and advises that the Company determined that a potential partner was not likely to consider a business combination with TenX, if the potential partner either (a) had unrealistically high expectations of the amount to be left in TenX’s trust following the initial business combination under current market conditions, or (b) was undecided on, and unlikely to decide in the near future on, their path to becoming a listed company through an IPO, SPAC merger, or sale to a larger company. This additional disclosure has been added on page 132 of Amendment No. 2.

United States Securities and Exchange Commission

May 3, 2024

7.	We note your response to our prior comment 15, specifically, that the initial target exploration focused on those companies that could satisfy some or all of the key criteria identified. Please also discuss how you chose the seven companies to have detailed discussions with, for example, discuss whether they met all or most of the criteria, how you narrowed down those seven companies to the five you signed non-disclosure agreements with, and how you further chose to narrow down the five companies to the. two you entered into non-binding agreements with.

Response: The Company acknowledges the Staff’s comment and advises that the eight companies that were eliminated prior to conducting substantive due diligence did not meet at least two of the Company’s four criteria set forth in disclosure. The remaining seven companies met at least three of the four required criteria. Two of the seven companies did not sign the non-disclosure agreements the Company provided to them. After review of detailed financial information, there were unbridgeable gaps between TenX and three companies in terms of either: (i) valuation expectations, (ii) projected growth by the management in consideration of industry trends, or (iii) uncertainty of future free cash flow generation due to current cash burn rates and gaps in potential and likely funding both internally and externally. This additional disclosure has been added on page 133 of Amendment No. 2

8.	We note your response to our prior comment 18 that from the time TenX was made aware of SpinCo through Maxim on April 25, 2023, until the time that a letter of intent was signed in May 2023, the Company was not in discussions with any other companies. Please also include this disclosure within the filing.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 134 of Amendment No. 2.

9.	We note your response to our prior comment 19. Please disclose the aggregate equity value of SpinCo and the cap on third-party fees of TenX proposed by Citius Pharma and by Mr. Zhang.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 135 of Amendment No. 2.

Opinion of Revere Securities

Fees and Expenses, page 142

10.	We note your response to our prior comment 25 that Revere Securities will receive a fee of $50,000 upon completion of the Business Combination. Please also disclose such fee within the registration statement.

Response: The Company acknowledges the Staff’s comment and has disclosed the total quarterly fee on page 142 of Amendment No. 2.

The TenX Board’s Discussion of Valuation and Reasons for the Approval..., page 142

11.	We note from the disclosure added in response to prior comment 27 that SpinCo agreed to transfer the patent rights immediately after it is commercially able to do so. Please file the agreement related to this arrangement as an exhibit. We also note the disclosure on page 204 that Citius Pharma assigned the asset purchase agreement with Dr. Reddy, and the license agreement with Eisai, to SpinCo on April 1, 2022. Please file the related assignment agreement as an exhibit. Please also describe the material terms of these agreements in an appropriate location.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 204 of Amendment No. 2. In addition, the Company has filed the Contribution Agreement, dated April 1, 2022, by and between Citius Pharma and SpinCo, as Exhibit 10.21 to Amendment No. 2.

United States Securities and Exchange Commission

May 3, 2024

Lymphir

Phase 3 Trial (E7777-G000-302) Design, page 193

12.	We note your response to our prior comment 30. Please clearly state whether your primary and secondary endpoints were met for the lead-in phase and the main phase of the clinical trial.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on pages 193 and 194 of Amendment No. 2.

13.	Please revise your disclosure to include the substance of your response to prior comment 29.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on pages 193 and 194 of Amendment No. 2.

Phase 3 Trial Efficacy & Safety Results, page 194

14.	We note your disclosure describing the different five grades of adverse events. We also note your chart on page 195, specifically that you include two columns, one for all grades and another for grades 3 or 4. Please clarify if LYMPHIR experienced grade 5 adverse.

Response: The Company acknowledges the Staff’s comment and has included the additional requested disclosure on page 193 of Amendment No. 2.

TenX Keane Acquisition

Financial Statements for the Year Ended December 31, 2022 and 2021, page F-3

15.	Under the shareholders’ equity (deficit) section, include the as of date that corresponds to the periods presented on the balance sheet for the authorized, issued and outstanding shares, respectively. Apply this same comment to the equity section of each balance sheet presented in the filing.

Response: The Company acknowledges the Staff’s comment and has addressed this comment in the updated audited financial statements for the year ended December 31, 2023 included in Amendment No. 2.

United States Securities and Exchange Commission

May 3, 2024

Citius Oncology, Inc.

Financial Statements for the Years Ended September 30, 2023 and 2022

Note 3 - Summary of Significant Accounting Policies

In-process Research and Development, page F-37

16.	In your response to prior comment 44, you indicate that the license for E777 acquired from Dr. Reddy’s has alternative future use as it is currently advancing in a late-stage trial of oncology immunotherapy for the treatment of CTCL and it also grants you the ability to develop additional indications in Peripheral T-Cell Lymphoma (PTCL) as well as Immuno-Oncology (I/O). Please provide us with a comprehensive analysis considering the guidance in paragraphs 3.13 - 3.27 of the AICPA Audit & Accounting Guide, Assets Acquired to Be Used in Research and Development Activities to support your determination that the acquired IPR&D had alternative future use on the date which it was acquired. Specifically address whether at the date the IPR&D was acquired you reasonably expected that you would use it in the alternative manner, whether you anticipated economic benefit from such alternative use, and whether use of the IPR&D in the alternative manner was contingent on further development.

Response: In September 2021, Citius Pharma acquired the license to E7777, an oncology immunotherapy for the treatment of CTCL, a form of non-Hodgkin Lymphoma (and Citius Pharma later transferred the license to Citius Oncology). E7777 is an improved formulation of the oncology agent ONTAK, a therapy previously approved by the U.S. Food and Drug Administration (the “FDA”) for patients with CTCL. The license includes the right to develop and commercialize the product in worldwide markets, excluding Japan and certain parts of Asia. On the acquisition date, the formulation was complete and the clinical development program was complete, with the last patient being enrolled in the pivotal trial. The Agreement provided for Eisai Co., Ltd. (“Eisai”), who is the original licensor of E7777 and served as the third-party contract research organization, to perform all the tasks needed to enable the filing of a Biological License Application (“BLA”) with the FDA.

Prior to the acquisition of E7777 by Citius Pharma, Eisai received approval for the same E7777 formulation in the CTCL indication, as well as Peripheral T-Cell Lymphoma (“PTCL”), in Japan.

The Staff has asked that we specifically address the following questions considering the guidance in paragraphs 3.13 - 3.27 of the AICPA Audit & Accounting Guide, Assets Acquired to Be Used in Research and Development Activities (the “Guide”):

●	How was it determined the IPR&D had alternative future use on the date it was acquired?
●	How was it reasonably determined that it would be used in that alternative manner?
●	How you anticipated economic benefit from the future use?
●	Was the use of the IPR&D in the alternative manner contingent on further development?

We address these questions as follows:

How was it determined the IPR&D had alternative future use on the date it was acquired?

Citius Pharma’s acquisition of E7777 has the alternative use for patients with CTCL in the new markets covered by the license agreement.

The license agreement also included the assignment of contracts and studies, which enable Citius Oncology to continue to investigate the expanded use of E7777 in additional indications.

Citius Pharma believed there to be an opportunity in the field of Immuno-Oncology at the time of the acquisition and has undertaken two investigator-initiated trails to evaluate the safety and efficacy of E7777 for potential as an Immuno-Oncology combination therapy. In the acquisition, Citius Pharma was assigned a contract at the University of Minnesota for the Immuno-Oncology study and a year later signed a contract at the University of Pittsburgh for a second study. These future projects were contemplated and planned in connection with the acquisition of the E7777 license.

United States Securities and Exchange Commission

May 3, 2024

How was it reasonably determined that it would be used in that alternative manner?

Based on the prior FDA acceptance of a previous formulation (ONTAK) and use of the improved E7777 formulations by Eisai in foreign markets, the Citius Oncology does not anticipate an absence of an alternative future use and there is no expectation that the formulations will go obsolete and be abandoned under 3.19 of the Guide, especially after considering both the anticipated market need and the successful use of the product in Japan.

How you anticipated economic benefit from the future use?

Citius Pharma estimated the annual market for the acquired E7777 formulation for the CTCL indication to be approximately $400 million and given Citius Pharma’s investment, there is no risk of project abandonment. Additionally, market opportunity could be realized in the PTCL and Immuno-Oncology indications.

Was the use of the IPR&D in the alternative manner contingent on further development?

Pursuant to 3.18 of the Guide, Citius Oncology expects to use E7777 in its acquired condition for manufacturing and sale in the markets provided for in the license agreement upon the approval of the BLA, as well as in R&D projects that commenced after the acquisition date.

No additional product development was required post-acquisition in connection with the BLA filed with the FDA. Based on the approval of E7777 in Japan, Citius Pharma was able to reference the Japanese safety and efficacy data for the CTCL indication in the BLA filed with the FDA, in addition to the U.S. data. Citius Oncology will also be able to move to a pivotal trial for the PTCL indication, which could be submitted for approval.

Additionally, 3.15 of the Guide states that if the asset will be also used in R&D projects to be commenced at a future date, the cost of the asset should be capitalized. The additional indications use of E7777 were planned projects at the acquisition date and subsequently commenced after the acquisition. These future projects will use the acquired E7777 asset as it existed when acquired and the projects are not contingent on a further product development of the E7777 asset pursuant to the requirements of 3.16 of the Guide.

Subsequently, Citius Pharma received a Complete Response Letter, (“CRL”) from the FDA on the BLA providing a path for resubmitting the BLA with enhanced product testing. No additional development of E7777, including clerical efficacy or safety trials, was requested.

Conclusion

Per 3.14 of the AICPA Accounting and Valuation Guide, Assets Acquired for Use In R&D Activities: “For an asset acquired in an asset acquisition for use in R&D activities to have an alternative future use, the task force believes that (a) it is reasonably expected that the reporting entity will use the asset acquired in the alternative manner and anticipates economic benefit from that alternative use, and (b) the reporting entity’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date).”

United States Securities and Exchange Commission

May 3, 2024

Citius Pharma’s acquisition of E7777 has the alternative use for patients with CTCL in the new markets covered by the license agreement. Citius Pharma believed there to be an opportunity in the field of Immuno-Oncology at the time of the acquisition and has undertaken two investigator-initiated trails to evaluate the safety and efficacy of E7777 for potential as an Immuno-Oncology combination therapy. Citius Pharma estimated the annual market for the acquired E7777 formulation for the CTCL indication to be approximately $400 million. The asset acquired was not contingent on any further development and FDA approval was probable. The asset that will be used in its acquired condition, as it was in Japan, and without any need for further development.

Given the late-stage clinical trials of the E7777 formulation and the anticipated FDA approval, Q&A Question 6 in 3.26 of the Guide best fits this circumstance. Citius Pharma licensed a technology that is complete, in late-stage clinical trials and ready for use as acquired in the treatment of CTCL. The technology was also planned for use in future projects that Citius Pharma reasonably expected to occur, and which are in fact underway. The future IPR&D projects for Immuno-Oncology combination therapies will be used based on the condition of the acquired asset as it existed at the time of the acquisition and therefore the cost of the license should be capitalized.

Accordingly, Citius Pharma concluded that the acquired license to the E7777 formulation should be capitalized because the asset acquired can be used in an alternative manner, from which Citius Pharma, through Citius Oncology, will receive economic benefits and that the acquired asset is not contingent upon or in need of further product development. The E7777 formulation acquired will also be used in future planned R&D projects for at least two additional indications after the acquisition date. These projects are not contingent upon any further development of the acquired E7777 asset.

Please feel free to contact me should you require additional information at (917) 538-1775 or emendelson@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Eric Mendelson
Eric Mendelson